Executive Board

AEGON N.V.
Division of Corporation Finance of the
U.S. Securities and Exchange Commission	P.O. Box 202
Attn. Mr J. B. Rosenberg	2501 CE The Hague (The Netherlands)
100 F Street, N.E.	50, AEGONplein
Washington, D.C. 20549	2591 TV The Hague
United States of America	Telephone +31 70 344 32 10
Fax +31 70 347 52 38

Our reference	Your reference	The Hague
SPL 582006	File number 001-10882	October 19, 2006

Dear Mr. Rosenberg,

We thank you for your letter dated September 25, 2006 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for 2005 (“2005 Form 20-F”).

We set forth below our responses to the comments of the staff of the Division of Corporate Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”).

The responses to your letter are numbered to correspond to the numbered comments in that letter.

5F Contractual Obligations and Commitments, page 106

1.	We note that the Company has not included estimated payments associated with your liabilities arising from insurance contracts and certain policyholder accounts, and it would appear that these liabilities represent future legal obligations of the Company. In addition, it appears that scheduled interest payments on your long-term debt are excluded as well. Please refer to section IV of Financial Reporting Release 72. Due to the significant nature of these liabilities to your business, we believe that the inclusion of these obligations in the contractual obligation table will provide investors increased understanding of your liquidity. Please provide us, in disclosure-type format, a revised contractual obligation table which includes these obligations.

Response:

We note your comment and undertake to disclose the estimated future cash payments associated with our liabilities arising from insurance policies and policyholder accounts in the Contractual Obligations and Commitments table in our Annual Report on Form 20-F for 2006 (“2006 Form 20-F”).

Register The Hague no. 27076669

In addition, as requested, we provide below expanded disclosure regarding scheduled interest payments on long-term debt (new text in bold and underlined). The expanded disclosure that follows takes the Contractual Obligation disclosure from the 2005 Form 20-F and adjusts it for the additional disclosure of the scheduled interest payments.

As with the expanded disclosures for contractual cash payments arising from insurance policy liabilities and policyholder accounts, we undertake to include this information on scheduled interest payments on long-term debt in our 2006 Form 20-F.

i Contractual obligations as per December 31, 2005

In million EUR (payments due by period)	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Institutional guaranteed contracts	20,987	5,623	6,279	4,214	4,871
Fixed Annuities	1,861	163	503	167	1,028
Saving accounts	5,047	5,047	—	—	—
TRUPS, subordinated borrowings and borrowings	6,253	1,608	1,649	72	2,924
Scheduled interest payments on TRUPS, subordinated borrowings and borrowings	2,556	258	416	295	1,587
Operating leases	707	101	190	130	286

Item 18 Financial Statements

Consolidated income statement of AEGON Group, page 169

2.	According to your disclosure on page 84, you recognized some large gains due to the sale of businesses in 2004 and 2005. Please explain to us why the sale of the general insurance businesses in Spain in 2005 and the sale of Transamerica Finance Corporation in 2004 did not require separate line item presentations on the face of the income statements as may be required by paragraphs 30-35 and paragraph 41 of IFRS 5. Also tell us why you do not provide the balance sheet captions related to assets and liabilities included in disposal groups pursuant to paragraph 68A of IAS 1.

Response:

We believe that neither the general insurance businesses in Spain nor the Transamerica Finance Corporation (“TFC”) non-insurance businesses in the United States represented separate major lines of business, nor did they represent separate geographical areas.

We note that the general insurance business in Spain was part of the line of business “General insurance” in the primary segment “Other countries”. The sale neither resulted in the disposal of all of our general insurance business nor did it result in the discontinuance of our operating activities in the segment “Other countries”.

TFC’s non-insurance business was sold on January 14, 2004. Apart from the gain on the sale, the 2004 income statement only included revenues and expenses related to the period from January 1 until January 14, 2004, which are insignificant.

With respect to the balance sheet captions related to assets and liabilities included in a disposal group, we note that the sale of the general insurance business in Spain was completed, and all related assets and liabilities derecognized, prior to December 31, 2005. We did not present the assets and liabilities included in disposal groups classified as held for sale in the 2004 balance sheet since we did not adopt IFRS 5 until January 1, 2005. In accordance with paragraph 40 of IFRS 5, we did not reclassify the amounts presented for the business sold in the 2004 consolidated balance sheet.

As a consequence of the above, we believe the requirements of paragraphs 30-35 and paragraph 41 of IFRS 5 do not apply to these transactions.

Consolidated cash flow statement of AEGON Group, page 173

3.	For insurance contracts where the policyholders carry the investment risk, please explain to us why it appears that you include the related cash in-flows and cash out-flows in your cash flows from operations instead of cash flows from financing activities.

Response:

In our cash flow statement, in accordance with IAS 7 paragraph 14, all cash flows that are primarily derived from our principal revenue-producing activities are classified as cash flows from operating activities. Financing activities are considered activities that result in changes in the size and composition of our contributed equity and borrowings as defined in IAS 7 paragraph 6.

Part of our principal revenue-producing activities is entering into insurance and investment contracts where the policyholders carry the investment risk. The main sources of revenue generated from these activities are premium income, investment income and fee and commission income.

In accordance with our accounting policy, premium income includes gross premiums on insurance contracts where the investment risk is borne by the policyholder, with the exception of certain deposits on life insurance contracts sold in the United States and Canada (such as variable annuities). Not considering these deposits, which are addressed below, we concluded that the cash flows relating to insurance contracts where the investment risk is borne by the policyholder should be classified as cash flows from operating activities as the gross premium is reflected in revenues.

We considered whether the deposits that are sold in the United States and Canada for which the cash inflow is not included in premium income, should be classified as operating or financing activities. We concluded that classification as operating would be most appropriate based on the following considerations:

•	The writing of these products contributes directly to our revenues in the form of fee and commission income because the level of fees received is dependent on the initial amounts paid in and/or the account balance;

•	The resulting liabilities towards policyholders are, in our opinion, the result of core business activities rather than a source of funds that can be used for any purpose. As such we do not consider these liabilities to be part of the borrowings and therefore believe they do not meet the definition of financing activities under IFRS;

•	We believe the presentation is supported by appendix B of IAS 7, which although not specifically developed for insurance companies, in our view bears similarities with the insurance business. Insurance contracts where the investment risk is borne by the policyholder have certain similarities with deposits from customers in that there is no long term guaranteed rate of return and the customer can - under certain conditions - withdraw invested amounts during the term of the contract. Our classification of insurance contracts where the investment risk is borne by the policyholder as cash flows from operating activities is consistent with the classification of customer deposits in the example in appendix B of IAS 7.

18.2.1 Basis of preparation, page 175

4.	The Securities and Exchange Commission Release No. 33-8567 “First-Time Application of International Financial Reporting Standards,” permits IFRS adopters to present only two years of audited IFRS financial statements instead of three years for their first year of reporting under IFRS. To be eligible for this accommodation, a company must disclose explicitly in its filing that its financial statements comply with IFRS as published by the IASB. You disclose that your financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union. A company that prepares its financial statements under IFRS as adopted by the EU can qualify for the accommodation if it provides an audited reconciliation from EU GAAP to IFRS as published by the IASB. Please tell us if you have any reconciling items between IFRS as accepted by the EU and IFRS as published by the IASB and why you believe your current disclosure qualifies you for this accommodation.

Response:

We confirm that there are no differences between IFRS and IFRS-EU in our consolidated financial statements. In our report on Form 6-K furnished to the Commission on September 28, 2006, we included the following paragraph: “The unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union (IFRS-EU), which for AEGON is equal to IFRS.” We intend to use similar wording in the 2006 Form 20-F. As a result, we believe we have satisfied the eligibility requirements for this accommodation.

18.40.1 Employee expenses

Share appreciation rights and share options, page 288

5.	In accordance with paragraph A240 of FAS 123(R), please provide us in disclosure-type format, expanded disclosure that includes the weighted-average grant-date fair value of equity options and other equity instruments granted during the year for each period presented.

Response:

We provide below expanded disclosure regarding the weighted-average grant-date fair value of equity options and other equity instruments granted during the year for each period presented (new text in bold and underlined). The expanded disclosure that follows takes the disclosure from the 2005 Form 20-F and adjusts it for the additional disclosure of the weighted-average grant-date fair value of equity options and other equity instruments granted. We undertake to provide the requested information on weighted-average grant-date fair value of equity options and other equity instruments granted during the year, in our 2006 Form 20-F.

The following table present the movements in balances over the last two years.

	Number of SARs/options	Weighted average exercise price in EUR	Weighted average share price in EUR	Weighted average grant date fair value in EUR
At December 31, 2003	55,667,110	37.38
Issued	11,574,850	10.56		2.73

Forfeited	(6,784,400)
Exercised (only Providian options)	(86,200)	8.61	10.43
Lapsed	(12,406,012)	45.40

At December 31, 2004	47,965,348	22.14
Issued	10,161,760	10.86		2.32

Forfeited	(3,232,652)
Exercised	(4,003,298)	6.73	11.06
Lapsed	(10,609,700)	34.50

At December 31, 2005	40,281,458	18.20

18.54 Related party transactions, page 304

6.	In accordance with IAS 27, please explain in disclosure-type format how, given your 60% ownership of Prisma Capital Partners LP, you determined that you did not have sufficient control of the partnership to consolidate and should therefore account for this interest using the equity method.

Response:

We own a 60% limited partnership interest in Prisma Capital Partners LP (“Prisma LP”) which serves as an investment manager for certain of AEGON’s hedge fund investments as well as for other third parties, in exchange for management fees. Two unrelated entities, Prisma Capital Partners I, LP and Prisma Capital Partners EH LLC own 31% and 8% of Prisma LP, respectively. An unrelated entity, Prisma GP LLC is the general partner with a 1% interest and is responsible for day-to-day activities. A management board with seven voting members (three appointed by AEGON, three appointed by Prisma GP LLC and one independent member appointed collectively by the other six voting members) must approve certain actions, including restructuring transactions, hiring senior management and the annual operating budget.

As a result, notwithstanding our 60% economic interest, we do not exercise voting control since we only appoint three out of the seven board members, we cannot remove the majority of the management board members and we do not have other arrangements, contractual or otherwise, that would give us more than half of the voting power of Prisma LP. In addition, we believe that Prisma LP does not qualify as special purpose entity as defined under SIC Interpretation 12, since it was not created to accomplish a narrow and well-defined objective.

We do, however, believe that we have significant influence over Prisma LP as evidenced by the right to appoint three out of seven voting board members. As a result, we accounted for the investment in Prisma LP using the equity method in accordance with IAS 28.

As a matter of clarification we note that Prisma LP had total assets of USD 8.6 million, total liabilities of USD 2.7 million and total equity of USD 5.9 million as of December 31, 2005. For the year 2005, Prisma LP reported revenue of USD 12.2 million and net income of USD 4.2 million.

18.56 First Time adoption of IFRS, page 310

7.	Please provide us, in disclosure-type format, disclosure that discuss material adjustments in the cash flow statement for the period ending December 31, 2004 resulting from the transition to IFRS from DAP as may be required by paragraphs 38 and 40 of IFRS 1.

Response:

We provide below disclosure regarding the adjustments in the cash flow statement for the period ending December 31, 2004, resulting from the transition from DAP to IFRS.

Reconciliation of consolidated cash flow statement of AEGON group for the year ended December 31, 2004:

Increase in cash and cash equivalents DAP, 2004	1,855

Cash collateral	1,924
Foreign currency translation effects	445
Reclassification of certain short-term borrowings	(483)
Other	(55)

Total adjustments	1,831

Increase in cash and cash equivalents IFRS, 2004	3,686

Cash collateral

As described in Note 18.14 to the consolidated financial statements, under IAS 39, cash and cash equivalents includes cash collateral received. Under DAP cash collateral received was netted with the offsetting cash collateral payable. The increase in 2004 primarily relates to increased cash collateral received on security lending transactions during 2004.

Foreign currency translation effects

Under DAP the currency effects were netted in the cash flows from operating, investing and financing activities and therefore are included in the line ‘Increase in cash and cash equivalents’ as presented in the table above. Under IFRS, the effects of exchange rate movements on cash and cash equivalents are presented separate from the increase in cash and cash equivalents, i.e. below this line item, to arrive at the net cash and cash equivalent balance at the end of the year.

Reclassification of certain short-term borrowings

Under DAP certain short-term borrowings were netted in the cash and cash equivalents line at January 1, 2004 and presented as liabilities at December 31, 2004. This change in classification caused a movement in DAP cash flow that was not included in the IFRS 2004 cash flow statements as these borrowings were presented as liabilities at both January 1, 2004 and December 31, 2004 .

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments about the foregoing, please do not hesitate to contact the undersigned at + 31 70 344 8284 or Ruurd van den Berg, Executive Vice President Group Finance & Information, at + 31 70 344 8306.

Very truly yours,

/s/ Joseph B.M. Streppel
Joseph B.M. Streppel Chief Financial Officer